
Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67812

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Innovation Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5950 Fairview Road, Suite 140

(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Polyviou	704-708-5461	management@innovationpartnersllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Greer Walker CPA & Advisors

(Name – if individual, state last, first, and middle name)

227 West Trade Street, Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

06/07/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public

OATH OR AFFIRMATION

I, John A. Polyviou, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Innovation Partners LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LOUIS A WOODBECK
NOTARY PUBLIC
Mecklenburg County
North Carolina
My Commission Expires May 19, 2030

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- (g) Notes to consolidated financial statements.
- (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INNOVATION PARTNERS, LLC

FINANCIAL STATEMENT
(Public Per Rule 17a-5(e)(3))
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2025

INNOVATION PARTNERS, LLC



CONFIDENTIAL

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Innovation Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Innovation Partners, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for the Determination of Reserve Requirements and Information Relating to Possession or Control Requirements, and Schedule III - Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) as of and for the year December 31, 2025 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2016.

GreerWalker LLP

Certified Public Accountants
February 27, 2026
Greenville, SC



Public

INNOVATION PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$1,495,925
Commission receivable	1,346,410
Due from broker-clearing deposit	50,000
Operating lease right-of-use asset, net	214,411
Prepaid expenses	154,499
Other assets	33,523
Office equipment, net of accumulated depreciation of $1,195	243
Total Assets	$3,295,012

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commission payable	$1,583,480
Accounts payable	430,655
Agent fees collected in advance	339,163
Operating lease liability	220,226
Total liabilities	2,573,524
Members' equity	721,488
Total Liabilities and Members' Equity	$ 3,295,012

The accompanying notes are an integral part of these financial statements.

INNOVATION PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Innovation Partners, LLC (the "Company"), a North Carolina Limited Liability Company organized in 2007, acts as an independent broker-dealer and actuarial firm that specializes in the development and distribution of registered and private placement variable insurance products, other private placement products and provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters. The Company also provides retirement advice and other financial advisory services. The Company acts for clients located throughout the continental United States and in certain international markets. The Company operates pursuant to the provisions of footnote 74 and is not subject to the full provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule l5c3-l.

The Company does not participate in market making, firm commitment underwriting, option transactions, municipal transactions, or proprietary trading.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its president as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2025, there were no interest or penalties recorded or included in the Company's financial statements. As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Commissions Receivable

Generally, the Company requires payment from its customers upon receipt of the invoice. As of December 31, 2025, no allowance for credit losses was recorded by the Company. The Company recognizes the amount of change in the allowance for credit losses as an allowance gain or loss in operating expenses in the accompanying statement of operations. For the year ended December 31, 2025, there were no allowance gains or losses recorded by the Company. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof. The beginning and ending balance of commissions receivable was $2,631,208 and $1,346,410 respectively.

Management estimates the allowance for credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Office Equipment

Office equipment is recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss is reflected in operations during the period of disposition.

Revenue Recognition

Revenue from contracts with customers is comprised of broker dealer commissions, product development fees, insurance commissions, and investment advisory fees.

Broker-dealer commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Product development fees

The Company receives commission trails in return for providing product development services to companies for variable insurance products. Commissions are paid upon initial purchase of the policy and when annual premiums are paid. The Company believes that its performance obligation is fulfilled when the policy is sold.

Insurance commissions

The Company receives commissions from insurance companies for the sale of insurance policies (group health, life or disability) to customers. Commissions are paid upon initial purchase of the policy and when annual premiums are paid. The Company believes that its performance obligation is fulfilled when the policy is sold.

The following table presents revenue by major source:

Broker-dealer commissions (point in time)	$14,836,044
Product development fees (point in time)	5,917,005
Insurance commissions (point in time)	10,809,924
Other fees	967,797
Total revenue from contract with customers	**$32,530,770**

INNOVATION PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

Advertising/Marketing Expenses

Costs associated with advertising/marketing are charged to expense as incurred. Advertising expenses were $109,138 for 2025.

Subsequent Events

Management has evaluated subsequent events through February 27, the date the financial statements were available to be released.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the information Relating to the Possessions or Control under Rule 15c3-3 have not been provided.

NOTE C - LEASES

The Company is a lessee in a noncancelable operating lease with a related party for office space. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes an operating lease liability and a right-of-use ("ROU") asset at the commencement date of the lease. The operating lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments, if any, are included in future lease payments when those variable payments depend on an index or a rate. The discount rate is the impact rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the firm's lease is not readily determinable and accordingly, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest that the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE C – LEASES -Continued

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases, if any, that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease not associated with any short-term leases is recognized on a straight-line basis over the lease term.

The Company has an obligation for office space with an initial non-cancelable lease term in excess of one year. The Company classifies this lease as an operating lease which expires in March 2029. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The ROU asset and operating lease liability balances were determined by calculating the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 11.5%, which is representative of the incremental borrowing rate of the Company. The weighted average remaining lease term is 3.25 years.

During the year ended December 31, 2025, the cash paid for amounts included in the operating lease liability was $73,595 and the amount of the lease cost was $77,924. None of the lease cost was due to variable payments or short-term lease.

Future undiscounted cash flows for each of the next five years and thereafter, and a reconciliation to the lease liabilities recognized on the statement of financial condition as of December 31, 2025, are as follows:

Year ending December 31:

	2026	$75,803
	2027	78,077
	2028	80,419
	2029	33,920
Total undiscounted cash flows		268,219
Less present value discount		(47,993)
Total lease liability		$220,226

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $521,859 which was $364,585 in excess of its required net capital of $157,274. The Company's ratio of aggregate indebtedness to net capital was 452.06%.

NOTE E - EMPLOYEE BENEFIT PLAN

The Company maintains a retirement plan under which eligible employees can defer a portion of their compensation under the provisions of section 401(k) of the Internal Revenue Code. Company matching and additional profit-sharing contributions are made at the discretion of management. For the year ended December 31, 2025, the Company made a matching contributions of $7,700.

NOTE F - OPERATING AGREEMENT

The members of the Company are subject to an operating agreement which specifies the rights and obligation of its members. Among other things, the agreement stipulates the allocation of profits, losses and distributions to its members, as well as the terms and conditions under which ownership interests can be sold or transferred. The agreement also requires the redemption of a member's interest in the event of death, adjudication of incompetence, bankruptcy, or termination of employment of a member.

NOTE G - COMMITEMENTS AND CONTINGENCIES

The Company is involved in various claims or actions arising in the normal course of business. It is management's opinion that the resolution of these matters will not materially affect the Company's financial position or the results of its operations.

NOTE H – RELATED PARTY TRANSACTIONS

The Company incurred professional fees of $1,012,540 for management and consulting services from E Stricker Holdings LLC, the controlling member of the Company, during the year ended December 31, 2025. As of December 31, 2025, $195,000 is included in accounts payable.

The Company incurred fees of $109,138 for marketing services from IP Financial Advisory Services LLC, a company related through common ownership, during the year ended December 31, 2025.